FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—”CNV”), dated May 7, 2009, regarding CNDC Resolution 62/09

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, May 7, 2009

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: CNDC Resolution 62/09

Dear Sir,

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A., I hereby inform you that we have been notified today of Resolution 62/09 of the Antitrust Committee (“Comisión Nacional de Defensa de la Competencia”) in the file No. S01: 0147971/2007 recorded as “Telefónica de España , Olimpia y Otros s/Diligencia Preliminar,” Art. 8 Law No. 25.156, whereby we are informed of a new checking, control and monitoring mechanism by the COMISION NACIONAL DE DEFENSA DE LA COMPETENCIA, a decentralized body reporting to the SECRETARIAT OF DOMESTIC TRADE of the MINISTRY OF ECONOMY AND PRODUCTION in the group of companies integrated by Sofora Telecomunicaciones S.A, Nortel Inversora S.A, Telecom Argentina S.A, Telecom Personal S.A. and their subsidiaries allocated in Argentina for a period of thirty (30) business days through the appointment of two Observers who will be responsible for protecting the public interest of the market, competition, users and consumers; verify the accomplishment of Resolution 4/2009 and continue with the mechanism established by Resolution 43/09 of the Antitrust Commission on the part of the Directors and Members of the Supervisory Committee designated by TELECOM ITALIA S.p.A. or TELECOM ITALIA INTERNATIONAL N.V in the mentioned companies above.

Yours sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido Enrique Garrido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 11, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors